

Mail Stop 3561

September 24, 2009

Nils H. Okeson
Senior Vice President, General Counsel and Secretary
Wendy's/Arby's Restaurants, LLC
1155 Perimeter Center West
Atlanta, GA 30338

> **Re: Wendy's/Arby's Restaurants, LLC**
> **Registration Statement on Form S-4**
> **Filed August 28, 2009**
> **File No. 333-161613**

Dear Mr. Okeson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

General

1. We note that RTMSC, LLC, RTM West, LLC, RTM Sea Tac, LLC and RTM Portland, LLC are listed in the registration statement as additional registrants and are each a guarantor in this transaction. However, it does not appear that opinions were filed with your registration statement for any of these entities. Please provide an opinion of counsel for each of these entities with the filing of your next amendment to your registration statement or please advise.

Exhibit 5.1

2. Please revise the last sentence of the paragraph numbered three in the opinion to clarify that counsel has relied upon the factual matters contained in the certificates of the officers of the Company and the Guarantors or please advise.

Exhibit 5.2

3. Please have counsel confirm its understanding that Ohio General Corporation Law and Ohio Limited Liability Companies Law includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

4. Please delete the parenthetical reference "or, in the case of the Good Standing Certificates, the respective dates thereof" in the first sentence of the opinion paragraph. Holders or purchasers of the Exchange Notes should be able to rely on the entire opinion as of the date the opinion was given.

5. Please delete the last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 5.3

6. In the listing of assumptions made by counsel in giving the opinion, please delete assumption (h). We view this statement as a legal conclusion that should be opined upon by legal counsel. Alternatively, please advise as to how this assumption is a factual matter and not a legal conclusion.

7. Please delete the first sentence of the fifth paragraph of the opinion and the sixth paragraph of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

8. Please delete the language in last paragraph of the opinion from the beginning of the paragraph through "without our prior written consent." Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 5.4

9. Please delete the eleventh paragraph of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

10. In the second to last paragraph of the opinion, please delete the word "solely" in the first sentence and please delete the entire second sentence. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 5.5

11. We note that in the third paragraph of this opinion counsel states that it examined the Limited Liability Company Operating Agreement of Sybra that was in a form certified in the Omnibus Certificate. We were unable to find the definition of the Omnibus Certificate in the opinion. Please advise.

12. Please delete the fifth paragraph of the opinion. Counsel should review or investigate any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such a review or investigation.

13. Please have counsel confirm that the Certification to Butzel Long executed and delivered by Robert Q. Jones, Jr. refers to factual matters only and does not contain any legal conclusions.

14. Please delete the last sentence of the third to last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 5.6

15. We note that in the sixth paragraph of the opinion counsel has relied upon certificates of officers or other representatives of the Indiana Subsidiary. Please have counsel confirm that such certificates refer to factual matters only and do not contain any legal conclusions.

16. Please delete the eighth paragraph of the opinion. Counsel should investigate or examine verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or examination.

17. Please delete paragraph G of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 5.7

18. Please have counsel confirm that the certificate of the Secretary of the Trust with respect to the incumbency of the officers and certain other matters refers to factual matters only and does not contain any legal conclusions.

Exhibit 5.8

19. Please advise as to why paragraphs 3(a) through 3(c) are limited to the Articles of Organization, Certificates of Existence and Good Standing and Consent when it appears from the Assumptions paragraph that counsel has not reviewed any other organizational documents other than the Articles of Organization, the Operating Agreements, the Consent and the Certificates of Existence and Good Standing. Alternatively, please delete this language.

20. Please delete paragraph 5(b) of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

21. Please delete the terms "only" and "solely" in the first sentence of the last paragraph of the opinion. Please also delete the last sentence of the last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 5.9

22. Please advise as to why paragraphs III(a) through III(c) are limited to the Articles of Organization, Certificates of Existence and Consent when it appears from the Assumptions paragraph that counsel has not reviewed any other organizational documents other than the Articles of Organization, the Operating Agreements, the Consent and the Certificates of Existence. Alternatively, please delete this language.

23. Please delete paragraph V(b) of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

24. Please delete the terms "only" and "solely" in the first sentence of the last paragraph of the opinion. Please also delete the last sentence of the last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 5.10

25. We note that counsel has relied upon a Minnesota Subsidiary Opinion Certificate that is attached to the opinion as Exhibit A. However, we were unable to locate Exhibit A to the opinion. Please advise or please include Exhibit A to the opinion with the filing of your next amendment to your registration statement.

26. Please delete the fifth paragraph of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

27. Please delete the second sentence of the second to last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Exhibit 8.1

28. It appears that exhibit 8.1 is a short-form tax opinion. As such, both exhibit 8.1 and the prospectus must clearly state that the tax consequences section of the prospectus is counsel's opinion. Please revise accordingly.

29. Please delete the second sentence of the second to last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Rizzo at 202-551-3574 or me at 202-551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: John C. Kennedy
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Fax: (212) 492-0025